SCHEDULE I

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity since the past 60 days of this filing. All transactions were effectuated in the open market through a broker, other than the Shares acquired by James A. Mitarotonda under The Eastern Company Directors Fee Program:

Shares purchased by Barington Companies Equity Partners, L.P.:

Date	Number of Shares	Price Per Share	Cost (*)
03/06/26	5,067	$18.29	$92,658.71
03/09/26	2,342	$18.74	$43,895.17

Shares acquired by James A. Mitarotonda under The Eastern Company Directors Fee Program:

Date	Number of Shares	Price Per Share	Cost (**)
03/16/2026	1,717	$20.93	$35,936.81

(*) Excludes commissions and other execution-related costs.

(**) Mr. Mitarotonda acquired these shares under The Eastern Company’s Directors Fee Program, which permits directors to elect to be paid their annual board fee in shares of Common Stock of the Company rather than in cash.